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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 25 2011

Washington, DC
110

SEC FILE NUMBER
8- 66236

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/10____ AND ENDING____12/31/10____
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G & L PARTNERS, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 WALL STREET, 34TH FLOOR
(No. and Street)

OFFICIAL USE ONLY
FIRM I.D. NO.

NEW YORK   NEW YORK   10005
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
____DANIEL LEPORIN____   ____212-668-8700____
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

____MANDEL, FEKETE & BLOOM, CPAs____
(Name – if individual, state last, first, middle name)

30 MONTGOMERY STREET   JERSEY CITY   NEW JERSEY   07302
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ DANIEL LEPORIN _____ , swear (or affirm) that, to the best of my knowledge and belief the accompany financial statement and supporting schedules pertaining to the firm of

_____ G & L PARTNERS, INC. _____ , as of

_____ DECEMBER 31 _____ , 2010 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____ NONE _____

_____

_____

_____
Signature

_____ PRESIDENT _____
Title

_____
Notary Public

2-15-11

This report** contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Financial Condition.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[X] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

MILTON E. MANDEL, (1932-1984)
FRANK L. FEKETE
BERNARD BLOOM, (1959-1989)
MARK J. BANN
DANIEL G. KAROSEN

30 MONTGOMERY STREET - SUITE 685
JERSEY CITY, NEW JERSEY 07302-3834
(201) 434-6875
FAX (201) 434-8759

INDEPENDENT AUDITOR'S REPORT

G & L Partners, Inc.
40 Wall Street, 34th Floor
New York, New York 10005

In planning and performing our audit of the financial statements of G & L Partners, Inc., as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-2(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two

continued

of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

continued

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

G & L Partners, Inc.
Page 3

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mandel, Fekete & Bloom

January 28, 2011

---oOo---

G & L PARTNERS, INC.

ANNUAL REPORT

DECEMBER 31, 2010

---oOo---

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

MILTON E. MANDEL, (1932-1984)
FRANK L. FEKETE
BERNARD BLOOM, (1959-1989)
MARK J. BANN
DANIEL G. KAROSEN

30 MONTGOMERY STREET - SUITE 685
JERSEY CITY, NEW JERSEY 07302-3834
(201) 434-6875
FAX (201) 434-8759

INDEPENDENT AUDITOR'S REPORT

G & L Partners, Inc.
40 Wall Street, 34th Floor
New York, New York 10005

We have audited the accompanying statement of financial condition of G & L Partners, Inc., an S-Corporation, as of December 31, 2010, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G & L Partners, Inc. at December 31, 2010, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mandel, Fekete & Bloom

January 28, 2011

STATEMENT OF FINANCIAL CONDITION

G & L Partners, Inc.

A S S E T S

		DECEMBER 31, 2010
Current		
Cash		
Signature Bank – checking account	$ 10,352	
– money market	168,495	
JP Morgan Chase Bank – checking account	5,062	$138,909
Escrow account – clearing broker		109,887
Commissions receivable		200,645
Security deposits		8,641
Due from stockholder		10,000
Other assets		651
Total Current Assets		513,733
Property and equipment, at cost	26,209	
Accumulated depreciation	24,809	1,400
Organization expense	6,080	
Accumulated amortization	6,080	0
TOTAL ASSETS		**$515,133**

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

STATEMENT OF FINANCIAL CONDITION

G & L Partners, Inc.

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accrued expenses	$ 91,800
Due to stockholder	10,000
Payroll taxes payable	552
Total Current Liabilities	102,352
Line of credit payable	99,309
TOTAL LIABILITIES	201,661

LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Subordinated loan	250,000

STOCKHOLDERS' EQUITY

Common stock – no par value	
Authorized – 200 shares	
Issued – 20 shares	$350,000
Additional paid-in capital	350,000
Accumulated adjustments account	(636,528)
TOTAL STOCKHOLDERS' EQUITY	63,472
	$515,133

See notes to financial statements

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

STATEMENT OF INCOME

G & L Partners, Inc.

FOR THE YEAR 2010

REVENUE		
Commission income		$2,138,506
EXPENSES		
Officer's salary	$ 419,000	
Office salaries	833,268	
Payroll taxes	78,237	
Employee benefits	575	
Clearance charges	148,221	
Error account	14,515	
Commission expense	15,743	
NYSE dues and expenses	220,484	
Rent	40,038	
Office expense	28,701	
Quotation services	121,098	
Insurance	21,904	
Interest expense	7,072	
Travel and automobile expenses	27,850	
Meals and entertainment	98,688	
Professional fees	95,307	
Charitable contributions	11,230	
Telephone	57,180	
SIPC fees	5,745	
Dues and subscriptions	7,033	
Miscellaneous	(9,478)	
Depreciation and amortization	4,800	2,247,211
OPERATING (LOSS)		(108,705)
Other Income		
Interest income	1,414	
NYSC Technology claim	4,835	6,249
(LOSS) BEFORE TAXES		(102,456)
Income and Franchise Taxes		
Federal	0	
New York State	800	
New York City	(6,913)	7,713
NET (LOSS)		**($ 110,169)**

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

G & L Partners, Inc.


FOR THE YEAR 2010


CAPITAL STOCK

Common

Balance at beginning of year	$350,000
Issuance of shares	0
Balance at end of year	350,000

ADDITIONAL PAID-IN CAPITAL

Balance at beginning of year	$350,000
Paid-in capital	0
Balance at end of year	350,000

ACCUMULATED ADJUSTMENT ACCOUNT

Balance at beginning of year	($520,793)
Net (loss)	(110,169)
(Distributions)	(5,566)
Balance at end of year	(636,528)

TOTAL STOCKHOLDERS' EQUITY AT END OF YEAR $ 63,472

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

G & L Partners, Inc.

	FOR THE YEAR 2010
Balance – beginning of period	$ 0
Increase in subordinated debt	250,000
BALANCE – END OF YEAR	**$250,000**

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

STATEMENT OF CASH FLOW

G & L Partners, Inc.

FOR THE YEAR 2010

Cash Flows from Operating Activities:

Net (Loss)	($110,169)

Adjustments to Reconcile Net (Loss) to
Net Cash provided by Operating Activities:

Increase in commissions receivable	(11,828)
Decrease in prepaid expenses	2,449
Depreciation and amortization	4,800
Decrease in accrued liabilities	(34,112)
Decrease in other liabilities	(10,919)
Net Cash provided by Operating Activities	($159,779)

Cash Flows from Financing Activities:

Increase in subordinated loan	250,000
Distributions	(5,566)
Net Cash provided by Financing Activities	244,434
NET INCREASE IN CASH	**84,655**
CASH AND EQUIVALENTS AT JANUARY 1, 2010	**99,254**
CASH AND EQUIVALENTS AT DECEMBER 31, 2010	**$138,909**

Supplemental Cash Flow Disclosures:

Income tax payments	$ 3,800
Interest payments	$ 7,072

See notes to financial statements

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

NOTES TO FINANCIAL STATEMENTS

G & L Partners, Inc.

1. ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company is a New York S-Corporation.

2. SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Amounts received and payable for securities and transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Marketable securities are valued at market value.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company is an S-Corporation for federal income tax purposes and is not subject to federal income taxes at the corporate level. The Company is also an S-Corporation for New York State tax purposes and accordingly these financial statements reflect income taxes at the reduced level. The amount of current and deferred state and city income taxes payable is recognized as of the date of the financial statements, utilizing currently enacted laws and rates.

The Company evaluates each tax position taken on its tax returns and recognizes a liability for any tax position deemed less likely than not to be sustained under examination

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

NOTES TO FINANCIAL STATEMENTS

G & L Partners, Inc.

by the relevant taxing authorities. The Company's open tax years subject to examination by the relevant taxing authorities are 2007, 2008 and 2009.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Depreciation

Depreciation of property and equipment is provided over the estimated useful life on a straight-line basis.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety (90) days, which are not held for sale in the ordinary course of business.

3. CONCENTRATIONS OF CASH

The Company at times during operations has cash deposits that exceed $250,000 in one account in individual banks. The Federal Deposit Insurance Corporation (FDIC) insures only the first $250,000 in member banks. At December 31, 2010, the Company's uninsured cash balance totaled $0.

4. CREDIT LINE PAYABLE

The Company has a $100,000 line of credit from Chase Bank. The principal balance due as of December 31, 2010 is $99,309. Interest rate as of December 31, 2010 was 4.25%.

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

NOTES TO FINANCIAL STATEMENTS

G & L Partners, Inc.

5. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Subordinated liabilities in the amount of $250,000 consisted of a note covered by a subordinated loan agreement, which was approved by FINRA. The note matures on October 25, 2013 and bears interest of 4%.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and required that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $264,367, which was $250,923 in excess of its required net capital of $13,444.

7. INCOME TAXES

The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB Statement No. 109, *Accounting for Income Taxes*, are as follows:

	Current	Deferred	Total
December 31, 2010			
Federal	$ 0	$ 0	$ 0
New York State	800	0	800
New York City	6,913	0	6,913
	$7,713	$ 0	$7,713

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

		As of December 31, 2010
Total ownership equity from Statement of Financial Condition		$ 63,472
Deduct ownership equity not allowable for Net Capital		0
Total ownership equity qualified for Net Capital		63,472
Add:		
Liabilities subordinated to claims of general creditors allowable		
In computation of net capital		250,000
Other (deductions) or allowable credits		0
Total capital and allowable subordinated liabilities		313,472
Deductions and/or charges:		
Total non-allowable assets from Statement of Financial		
Condition (See List A)	$ 49,105	
Secured demand note deficiency	0	
Commodity futures contracts and spot commodities-		
proprietary capital charges	0	
Other deductions and/or charges	0	(49,105)
Other additions and/or allowable credits		
Total non-allowable accrued liabilities from Statement		
of Financial Condition (See List B)		0
Net Capital before haircuts on securities positions		264,367
Haircuts on securities (computed, where applicable, pursuant		
to 13c301(f):		
Contractual securities commitments	0	
Subordinated securities borrowings	0	
Trading and investment securities:		
Exempted securities	0	
Debt securities	0	
Options	0	
Other securities	0	
Undue concentration	0	
Other	0	0

NET CAPITAL $264,367

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2010

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 13,444
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000
Net capital requirement	$ 13,444
Excess net capital	$250,923
Excess net capital at 1000%	$244,201

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. liabilities from Statement of Financial Condition		$201,661
Add:		
Drafts for immediate credit	$ 0	
Market value of securities borrowed for which no equivalent value is paid or credited	$ 0	
Other unrecorded indebtedness	$ 0	0
Total aggregate indebtedness		$201,661
Percentage of aggregate indebtedness to net capital		76.63%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0

See notes to financial statements

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

RECONCILIATION WITH COMPANY'S COMPUTATION
(INCLUDED IN PART II OF FORM X-17A AS OF
DECEMBER 31, 2010)

	DECEMBER 31, 2010
Net capital, as reported in company's Part II (unaudited) focus report	$263,448
Audit adjustments to net capital – write off of old accounts payable	919
NET CAPITAL per above	**$264,367**

	DECEMBER 31, 2010
LIST A	
Commission receivable	$ 28,413
Security deposits	8,641
Due from stockholders	10,000
Property and equipment	1,400
Other assets	651
	$ 49,105

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

NOTES RE: OTHER SCHEDULES

The Company claims an exemption from the Securities and Exchange Commission Rule 15c3-3 based on the following:

All customer transactions cleared through another broker-dealer/clearing organization on a fully disclosed basis. The Company does not carry securities accounts for customers nor does it perform custodial functions relating to customer securities.

Accordingly, the following schedules are <u>not</u> presented as part of these financial statements:

- Computation for determination of reserve requirements

- Information relating to possession or control requirements

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

MILTON E. MANDEL, (1932-1984)
FRANK L. FEKETE
BERNARD BLOOM, (1959-1989)
MARK J. BANN
DANIEL G. KAROSEN

30 MONTGOMERY STREET - SUITE 685
JERSEY CITY, NEW JERSEY 07302-3834
(201) 434-6875
FAX (201) 434-8759

SCHEDULE II

INDEPENDENT ACCOUNTANT'S REPORT ON
APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
G & L Partners, Inc.
40 Wall Street, 34th Floor
New York, New York 10005

In accordance with Rule 17a-5(e)(4) under the Securities Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by G & L Partners, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and other specified parties in evaluating G & L Partners, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). G & L Partners, Inc.'s management is responsible for G & L Partners, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Society of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries including the general ledger and bank statement noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments report in Form SIPC-7T with supporting schedules, working papers, SIPC-7 template and calculation of total assessment noting no differences;

continued

To the Board of Directors of
G & L Partners, Inc.
Page 2

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules, working papers, SIPC-7 template and calculation of total assessment supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mandel, Fekete & Bloom

January 28, 2011

MANDEL, FEKETE & BLOOM
CERTIFIED PUBLIC ACCOUNTANTS

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended _DECEMBER 31_, 20 _10_
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 066236 FINRA   DEC
> G & L PARTNERS INC   6*6
> 20 WEST ST APT 5F
> NEW YORK NY 10004-1221

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

ILINA STAMOVA 212-668-8700
ext. 17

2. A. General Assessment (item 2e from page 2) — — — $ _49.48_

 B. Less payment made with SIPC-6 filed (exclude interest)   (_2529_)
 _07/30/2010_
 Date Paid

 C. Less prior overpayment applied   (_____)

 D. Assessment balance due or (overpayment)   _____

 E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

 F. Total assessment balance and interest due (or overpayment carried forward) $ _241.9_

 G. PAID WITH THIS FORM:
 Check enclosed, payable to SIPC
 Total (must be same as F above) $ _2,419_

 H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

G & L PARTNERS INC.
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the_____ day of_____, 20____.

_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____

Documentation _____

Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _Jan 1_, 20_10_
and ending _Dec 31_, 20_10_

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _2,144,755_

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _____

(2) Net loss from principal transactions in securities in trading accounts.   _____

(3) Net loss from principal transactions in commodities in trading accounts.   _____

(4) Interest and dividend expense deducted in determining item 2a.   _____

(5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____

(7) Net loss from securities in investment accounts.   _____

Total additions   _____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   _____

(2) Revenues from commodity transactions.   _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   _163,964_

(4) Reimbursements for postage in connection with proxy solicitation.   _____

(5) Net gain from securities in investment accounts.   _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

_____

_____

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _1,414_

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _____

Enter the greater of line (i) or (ii)   _1,414_

Total deductions   _165,378_

2d. SIPC Net Operating Revenues $ _1,979,377_

2e. General Assessment @ .0025 $ _4,948_

(to page 1, line 2.A.)

2

Audit Adj. reflected

G&L Dec 2010

Inputs	
Amount of Payment Overdue	
Days Late	
Minimum Assesment Payment	150

Caluclation of Total Assesment and Interest Due

General Assesment Payment for the Second Half of the Fiscal Year	4,948
Less payment made with SIPC-6 2010	2,529
Assesment Balance Due	2,419
Interest computed on late payment (20% per annum for each day after 15th day past due	-
Total Assesment and Interest Due	**2,419**

Calculation of General Assesment Payment (Row 7)

Total Interest and Dividend Expense (Line 2b(4) plus FOCUS Item 4075)	4,572
Total Interest and Dividend Income (FOCUS Item 3995)	1,414
Interest Earned on Customers Securities Accounts	

(2a)	Revenue from FOCUS Report	X	2,144,755

(2b) **Additions:**

Additional Revenues from Non-foreign Subsidiaries and Predecessors	X	
Net Loss- Principal Transactions of Securities in Trading Accounts	X	
Net Loss- Principal Transactions of Commodities in Trading Accounts	X	
Interest & Dividend Expense Deducted from FOCUS Revenue	X	
Underwriting & Distribution Charges	X	
Expenses other than: Advertising, Printing, Registration Fees and Legal Fees Deducted in Determinging Net Profit from management of or participation in underwriting or distribution of securities	X	
Loss on Securities- Investment Accounts	X	
Total Additions		-

(2c) **Deductions:**

Revenues from distribution of shares of registered open end investment company or unit investment trust, sale of variable annuities, business of insurance, IA services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products	X	
Revenues from Commodity Transactions	X	
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	X	163,964
Postage Reimbursements in Coonection with Proxy Solicitation	X	
Net Gain on Securities- Investment Accounts	X	
100% of Commissions and Markups Earned from Transactions in (i) CDs and (ii) T-Bills, Bankers Acceptances of Commercial Paper with Maturity of 9 Months or Less from Issuance Date	X	
Direct Expenses of Printing, Advertising and Legal Fees Incurred in Connection with Other Revenue Related to the Securities Business	X	
Other Revenue Not Related Either Dirctly or Indirectly to the Securities Business	X	
Total Interest and Dividend Expense (Capped at Total Interest and Dividend Income)	1,414	X
40% of Interest Earned on Customers Securities Accounts	-	X
Choose Greater of Two Previous Lines	X	1,414
Total Deductions		165,378

(2d)	SIPC Net Operating Revenues	1,979,377
(2e)	General Assessment @ .0025 (At Least 150)	4,948